Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Manual for Shareholders’ Participation
2.	Management compensation
3.	Members of the Board of Directors and of the Fiscal Council appointed by the controlling shareholders

Item 1

General Shareholders’ Meeting
of April 28th, 2010

Manual for Shareholders’ Participation

TABLE OF CONTENTS

3	Message from the Chairman of the Board of Directors
4	Message from the Chief Executive Officer
5	Invitation
6	Procedures and Deadlines
8	Matters to be discussed
12	Voting Rights in the Meeting
Annexes
(I) Management Report
(II) Management Discussion and Analysis
(III) Financial Statements
(IV) Independent Auditors’ Report
(V) Fiscal Council’s Report
(VI) Capital Budget Proposal
(VII) Destination of Net Earnings
(VIII) Members of the Board of Directors and of the Fiscal Council Appointed by the Controlling Shareholder
(IX) Management Compensation
(X) Management and Fiscal Council Compensation Proposal
(XI) Call Notice

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

We are pleased to invite you to attend the General Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 28th, 2010, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luíz Antônio, nr 1.343, 9th floor, in the City and State of São Paulo, Brazil, in accordance with the Call Notice published on April 13th, 14th and 15th, 2010 in the newspapers Diário Oficial do Estado de São Paulo and Valor Econômico, also available at the Company’s website (www.ultra.com.br).

PAULO G. A. CUNHA
Chairman of the Board of Directors

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Dear Shareholders,

The preparation of this Manual for Shareholders’ Participation (the “Manual”) is in accordance with the Company’s policy towards the continuous improvement of its corporate governance practices, including the quality of the information provided to our shareholders.

The purpose of this document is to provide you with clarification and guidance regarding the matters to be discussed in the Meeting. Accordingly, in this Manual you will find information on the date, location and time of the Meeting, guidelines regarding the procedures required for your attendance and participation in the Meeting as well as the necessary information regarding the matters to be discussed.

PEDRO WONGTSCHOWSKI
Chief Executive Officer

INVITATION

DATE
April 28th, 2010

TIME
2:00 p.m.

LOCATION
Company’s headquarters
Av. Brigadeiro Luiz Antônio, nr 1343, 9th floor
Bela Vista - 01317-910
São Paulo – SP

MAP

PROCEDURES AND DEADLINES

Shareholders of the Company, in person, their legal representatives or proxy may attend the Meeting, provided that the following documents are presented:

Individual Shareholder

➢
Original or certified copy of an identification document with photo (ID, Alien Resident Card, Driver’s License, officially recognized professional identity card or passport, in the case of foreigners); and

➢	Original or certified copy of the power of attorney, if applicable, with the signature notarized by a notary public and proxy’s identification document with photo.

Corporate Shareholder

➢
Certified copy of the latest amended and restated bylaws or consolidated corporate contract and of any corporate documents granting power to sign on behalf of the grantor (minutes of the election of the executive officers and/or proxy);

➢	Original or certified copy of an identification document with photo(s) of the legal representative(s); and
➢	Original or certified copy of the power of attorney, if applicable, with the signature notarized by a notary public and an identification document with photo of the proxy.

Investment Funds

➢
Certified copy of the latest amended and restated consolidated regulation of the fund and the bylaws or corporate contract of its manager, as well as of any corporate documents granting power to sign on behalf of the grantor (minutes of the election of executive officers and/or proxy);

➢	Original or certified copy of an identification document with photo(s) of the legal representative(s); and
➢	Original or certified copy of the power of attorney, if applicable, with the signature notarized by a notary public and an identification document with photo of the proxy.

For foreign investment funds and legal entities, the documentation to prove powers of representation must have been notarized and certified by a consul. A certified translation will not be required if the original language of the document is Portuguese, English or Spanish.

To participate in the Meeting, holders of preferred shares in fungible custody must submit a shareholder’s position statement provided by the custodian body, containing the respective shareholding. Such shareholder’s position statement must be deposited at the Company’s headquarters, in a sealed envelope, addressed to the Investor Relations Department, up to 5:00 p.m. on April 26th, 2010. The capacity of holders of common shares will be confirmed by consultation of the share registry book, to those shareholders whose shares are held under custody of the Company.

Shareholders may be represented in the Meeting by a proxy with the mandate granted within a period that is less than a year prior to the Meeting, a shareholder proxy that must be shareholder, manager of the company, lawyer, financial institution or investment funds manager representing the fund’s joint owners, subject to presentation of the relevant power of attorney, which must be deposited at the Company’s headquarters, in a sealed envelope, addressed to the Investor Relations Department, up to 5:00 p.m. on April 26th, 2010.

For any questions, please contact the Investor Relations Department – telephone: +55 11 3177-7014 / facsimile: +55 11 3177-6107 or at invest@ultra.com.br.

MATTERS TO BE DISCUSSED

Under the terms of article 132 of the Brazilian Corporate Law and article 13 of the Company’s bylaws, Ultrapar must hold the Meeting, within the first four months following the closing of the fiscal year.

Therefore, the Meeting will discuss the following matters:

1.
Analysis and approval of the Management’s Report and the financial statements referring to the fiscal year ended on December 31st, 2009, together with the report from our Independent Auditors and the opinion from our Fiscal Council.

The documents related to this item can be found in Annexes I to V of this Manual.

2.	Approval of the capital budget for the fiscal year 2010.

The capital budget submitted by the management for the fiscal year 2010 ammounts to R$ 1,125,938.00 (one billion, one hundred twenty-five million, nine hundred thirty-eight reais). For further information regarding the Capital Budget Proposal, see Annex VI of this Manual.

3.	Destination of net earnings for the fiscal year ended on December 31st, 2009.

The proposal for the destination of net earnings for the fiscal year ended on December 31st, 2009, in the amount of R$ 466,747,829.11 (four hundred sixty six million, seven hundred fourty seven thousand, eight hundred twenty nine reais and eleven cents), is as follows:

R$ 23,337,391.46 (twenty three million, three hundred and thirty seven thousand, three hundred and ninety one reais and forty six cents) will be directed to the legal reserve;

R$ 164,848,793.85 (one hundred and sixty four million, eight hundred and forty eight thousand, seven hundred and ninety three reais and eighty five cents) will be directed to the reserve for retention of profits, under the terms of article 196 of the Brazilian Corporate Law, based on the capital budget approved in this Meeting; and

R$ 278,561,643.80 (two hundred and seventy eight million, five hundred and sixty one thousand, six hundred and forty three reais and eighty cents) will be directed to the payment of dividends to holders of common and preferred shares, of which R$ 119,160,417.90 (one hundred and nineteen million, one hundred and sixty thousand, four hundred and seventeen reais and ninety cents) were paid as interim dividends, as approved by the Board of Directors on August 12th, 2009. The remaining balance of the dividends hereby approved, equivalent to R$ 159,401,225.90 (one hundred and fifty nine million, four hundred and one thousand, two hundred and twenty five reais and ninety cents) were paid to shareholders from March 12th, 2010 onwards, with no remuneration or monetary adjustment. Therefore, the amount of dividends distributed in the year amounted to a dividend per commom or preferred share of R$ 1.19 (one real and nineteen cents).

For further information on the Destination of Net Earnings, see Annex VII of this Manual.

4.	Election of members of the Board of Directors and setting of the Management compensation.

Ultra S.A., controlling shareholder of the Company, indicates for the election of the members of the Board of Directors the following candidates. Further information regarding such candidates can be found in Annex VII of this Manual.

PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of Identity Card RG nr 4.554.607/SSP-SP and CPF/MF nr 008.255.498-68, with business address at Av. Brigadeiro Luiz Antônio, nr 1.343, 9th floor, Bela Vista, in the City and State of São Paulo;

LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of Identity Card RG nr 3.045.977/SSP-SP and CPF/MF nr 061.094.708-72, with business address at Av. Brigadeiro Luiz Antonio, nr 1.343 – 9th floor, Bela Vista, in the City and State of São Paulo;

ANA MARIA LEVY VILLELA IGEL, Brazilian, widow, businesswoman, holder of Identity Card RG nr 2.821.401/SSP-SP and CPF/MF nr 513.400.208-82, with business address at Av. Brigadeiro Luiz Antonio, nr 1.343 – 5th floor, Bela Vista, in the City and State of São Paulo;

PAULO VIEIRA BELOTTI, Brazilian, married, engineer, holder of Identity Card RG nr 946.526-1/IFP-RJ and CPF/MF nr 001.388.357-72, with office located at Rua do Ouvidor, nr 60, room 1104, Centro, in the City and State of Rio de Janeiro;

OLAVO EGYDIO MONTEIRO DE CARVALHO, Brazilian, legally separated, industrial, holder of Identity Card RG nr 01.585.449-0/IFP-RJ and CPF/MF nr 007.260.107-82, with business address at Ladeira Nossa Senhora, nr 163 –   7th floor, in the City and State of Rio de Janeiro; and

NILDEMAR SECCHES, Brazilian, widower, engineer, holder of Identity Card RG nr 3.997.339-6/SSP-SP and CPF/MF nr 589.461.528-34, with business address at Av. Escola Politécnica, nr 760, Jaguaré, in the City and State of São Paulo.

Setting of the Management Compensantion

For further information on the Management and Fiscal Council Compensation Proposal, see Annex X. For further information on the Management Compensation, see Annex IX of this Manual.

5.	Election of members of the Fiscal Council and setting of their compensation.

Ultra S.A., controlling shareholder of the Company, indicates for the election of the members of the Fiscal Council the following candidates. Further information regarding such candidates can be found in Annex VII of this Manual.

As effective members
FLAVIO CÉSAR MAIA LUZ, Brazilian, married, civil engineer, registered under CPF/MF nr 636.622.138-34, resident and domiciled at Alameda Canadá, 162, Alphaville 2, in the city of Barueri, in the State of São Paulo;

MARIO PROBST, Brazilian, married, accountant and business administrator, registered under CPF/MF nr 029.415.318-74, resident and domiciled at Rua Robélia, 614, Jardim Prudência, in the City and State of São Paulo;

RAUL MURGEL BRAGA, Brazilian, married, lawyer, registered under CPF/MF nr 004.612.707-06, resident and domiciled at Rua Joaquim Nabuco, 238, ap 702, Ipanema, in the City and State of Rio de Janeiro;

As alternate members
MÁRCIO AUGUSTUS RIBEIRO, Brazilian, married, production engineer, registered under CPF/MF nr 006.211.088-80, resident and domiciled at Alameda Canadá, 43, in the City of Vinhedo, in the State of São Paulo;

KATUYOSHI UTIYAMA, Brazilian, married, industrial engineer and business administrator, registered under CPF/MF nr 065.361.828-04, resident and domiciled at Rua Dom Macário, 1.100, Jardim da Saúde, in the City and State of São Paulo; and

PEDRO OZIRES PREDEUS, Brazilian, married, accountant, registered under CPF/MF nr 005.474.508-00, resident and domiciled at Rua Marechal Hastimphilo de Moura, 338-C, ap 23-B, in the City and State of São Paulo.

Setting the Fiscal Council Compensation

For further information on the Management and Fiscal Council Compensation Proposal, see Annex X. For further information on the Management Compensation, see Annex IX of this Manual.

VOTING RIGHTS IN THE MEETING

Holders of common shares may vote in all matters included in the agenda, and holders of preferred shares may vote on the election, separately, of 1 (one) member of the Board of Directors and 1 (one) member of the Fiscal Council, as indicated below.

Board of Directors – Procedures for requesting multiple vote

The minimum percentage of the voting capital necessary for requesting multiple vote for the election of members of the Board of Directors is 5%(five percent) of the voting capital, according to CVM Instruction nr 165/91, amended by CVM Instruction nr 282/98.

In accordance with the terms of article 141, § 1 of the Brazilian Corporate Law, holders of common shares of the Company may request the adoption of multiple voting procedure no later than 48 (forty eight) hours prior to the Meeting.

Board of Directors – Percentage for separate election

Pursuant to article 141, § 4, of the Brazilian Corporate Law, minority shareholders holding fifteen percent (15%) of the common shares and shareholders holding preferred shares representing ten percent (10%) of the social capital may each appoint, in separate voting by type of share, one member of the Board of Directors. If such shareholders holders of common and preferred shares do not satisfy, respectively, the quorums mentioned above, they may aggregate their shares to appoint one member of the Board of Directors, provided that they represent a minimum of ten percent (10%) of the social capital.

Pursuant to article 141, § 6, of the Brazilian Corporate Law, are only entitled to exercise the right above, holders that prove uninterrupted title to a shareholding interest in our shares for a period of at least 3 (three) months immediately prior to the holding of the Meeting.

Fiscal Council – Percentage for separate election
Pursuant to article 161, § 4, of the Brazilian Corporate Law, minority shareholders holding ten percent (10%) of the common shares and shareholders holding preferred shares may each appoint, in a separate voting by type of share, one member and respective alternate of the Fiscal Council.

Item 2

    ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ no. 33.256.439/0001- 39
NIRE 35.300.109.724

In compliance with the information required by article 12, section II of CVM Instruction Nr. 481/2009, Ultrapar Participações S.A. (“Ultrapar” or “Company”) presents below the information regarding its management compensation, under the terms of item 13 of its annual form (“Formulário de Referência”).

13.	Management compensation

13.1.	Compensation policy or practice for the Board of Directors, Statutory and non-statutory Officers and Fiscal Council

a.	Purpose of the compensation policy or practice

The purposes of Ultrapar’s compensation policy and practices are (i) to align the interests between executives and shareholders, based on the principle of sharing risks and returns, (ii) to converge individual goals to the Company’s strategy, and (iii) to recognize the contribution of and retain professionals, based on market references.

Following these principles, Ultrapar adopts a differentiated and competitive compensation plan compared to the market, a plan that includes the use of value creation metrics to establish variable compensation targets, differentiated benefits to executives and a stock ownership plan.

b.	Compensation composition

i.	Description and purpose of each compensation component

Board of Directors

•	Fixed compensation: a monthly amount determined in accordance with market standards. The Chairman and the Vice Chairman earn a higher amount than other directors as a result of the positions held.

•	Variable compensation: not practiced.

Fiscal Council

•
Fixed compensation: a monthly amount approved by shareholders in the annual general meeting. The compensation of each member of the Fiscal Council must be equal to at least 10% of the average compensation of the Statutory Officers, excluding benefits and profit sharing. The President and the Secretary earn a higher amount than other members as a result of the positions held.

•	Variable compensation: not practiced.

Officers

•
Fixed compensation: a monthly amount paid with the purpose of compensating for the experience of each professional and the responsibility and complexity inherent to each position. The fixed compensation of Officers includes salaries and a benefit plan comprised of health care plan, physical check-up, group life insurance, among others.

•
Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to (i) the business performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of annual individual goals established based on the strategic planning and focused on expansion and operational excellence projects, people development and market positioning, among others.

•
Long-term variable compensation: the purpose of this portion is to align long term interests of executives and shareholders and to retain executives. Ultrapar’s statutory officers may receive an additional variable compensation based on the performance of the Company’s shares between 2006 and 2011.

•
Share compensation plan: the purpose of the stock ownership plan is to align long term interests of executives and shareholders and to retain executives. Since 2003 Ultrapar has adopted a stock ownership plan under which the executive receives the beneficial ownership of preferred shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Participation in the stock ownership plan is a function of the executive’s performance, the expectations of future contribution and long term retention aiming at materializing projects and future results.

•
Post-retirement benefit: aiming at encouraging long term savings, since 2001 Ultrapar has offered a defined benefit plan managed by Ultraprev – Associação de Previdência Complementar. Under the terms of this plan, the basic contribution of each executive is calculated by the application of a percentage of his or her salary. Ultrapar contributes, on behalf of the executive, with an amount equal to his or her basic contribution up to the limit of 11% of his or her reference salary. In addition, the subsidiary Ipiranga has a planned retirement policy with the purpose of preparing each professional for his or her retirement and to structure succession plans in the company. Currently, Ultrapar analyzes the adoption of a similar plan for the other subsidiaries.

ii.	Proportion of each component in overall compensation

The table below presents the proportion of each component in the overall management compensation in 2009, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	100%	-	-	-	-	100%
Fiscal Council	100%	-	-	-	-	100%
Statutory Officers	38%	44%	4%	-	14%	100%

iii.	Calculation and adjustment methodology for each compensation component

Board of Directors

•	Fixed compensation: annually reviewed based on market assessments.

Fiscal Council

•	Fixed compensation: annually reviewed based on the compensation of the Statutory Officers. See “Item 13.1.b.i. Description and purpose of each compensation component.”

Officers

Officers’ fixed and short-term variable compensation is set out based on the relevant market, taking into consideration a methodology that attributes value to the position according to factors such as the required expertise, problem solving ability and impact on earnings. The sum of the fixed and variable portions aims at reaching the third quartile of the market in the event of the achievement of 100% of the targets established for variable compensation.

•
Fixed compensation: annually reviewed based on market practices, identified through salary surveys, as well as the evolution of the professional’s experience and responsibility. Benefits are based on market references.

•
Short-term variable compensation: grounded on the concept of profit sharing, this component is calculated based on the Company’s economic performance and on the individual performance, together resulting in a salary multiple. Business performance is measured in relation to economic value added (EVA®) targets established for 3 to 4-year periods and annually verified. The individual performance is assessed based on the adherence to annual targets established in accordance with the strategic planning.

•
Long-term variable compensation: a variable compensation based on the performance of the Company’s share between 2006 and 2011, if at the end of such period the share price is higher than a pre-established minimum level, reflecting the objective of more than doubling the value of the Company’s share in five years.

•
Share compensation plan: the amount of shares to be granted to the executives is annually defined by the Board of Directors, and the value attributed to such grant corresponds to the Company’s share price at the granting date. The effect recognized in net earnings corresponds to the total amount of the shares granted accrued over the beneficial ownership period.

•	Post-retirement benefit: calculated and adjusted in accordance with the progression of the executive’s fixed compensation.

iv.	Reasons supporting the composition of the compensation

The Company’s compensation strategy combines short and long-term elements according to the principles of alignment of interests and maintenance of a competitive compensation, in order to retain and adequately compensate our executives in accordance with their responsibilities and the value created for the Company and its shareholders.

c.	Key performance indicators for establishing each compensation component

•	Fixed compensation: the responsibility and complexity inherent to the position, the experience of the professional and market practices.

•	Short-term variable compensation: EVA® growth targets established for each business and for Ultrapar and achievement of individual targets.

•	Long-term variable compensation: the evolution of Ultrapar’s share value.

•	Share compensation plan: variation of the market price of the shares issued by the Company.

•	Post-retirement benefit: not linked to performance indicators.

d.	How compensation is structured to reflect the evolution of performance indicators

•	Fixed compensation: from periodic performance assessments.

•	Short-term variable compensation: evolution linked to the progression of the Company’s results under the concept of economic value added (EVA®), subject to the achievement of a minimum pre-set level.

•
Long-term variable compensation: the additional bonus corresponding to this component (see “Items 13.1.b.i. and 13.1.b.iii”) will only be paid if the Company’s share price surpasses the minimum appreciation target established.

•
Share compensation plan: the potential benefit associated with the stock ownership plan will be vested if the executive remains in the Company in the long term, thus committing to sustained value generation.

e.	Relationship between the compensation policy or practice and the interests of the Company

Ultrapar’s compensation policy and practices aim at short and long-term alignment with the interests of shareholders. Short-term variable compensation, which is a material portion of the overall compensation, is linked to annual economic value added targets, what is the main interest of shareholders. Short and long-term variable compensation also strengthens the focus of the executives to the adherence to the strategic growth plan approved by the Board of Directors, with long-term compensation being directly linked to the evolution of the Company’s market value. The stock ownership plan turns executives into shareholders of the Company and is a strong additional element for aligning long-term interests.

f.	Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

The whole compensation of Ultrapar’s Statutory Officers is supported by its subsidiaries or controlled companies as a result of their activities as managers of such companies. For a breakdown of the amounts supported by each subsidiary or controlled company and the nature of such payments, see “Item 13.15. Amounts recorded in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation payable to the members of the Company’s Board of Directors, Fiscal Council and Statutory Officers.”

g.	Existence of any compensation or benefit linked to the occurrence of any specific corporate event, such as the transfer of the issuer’s shareholding control

There is no compensation or benefit linked to the occurrence of corporate events.

13.2.	Compensation recognized in 2009 results and estimated compensation for the fiscal year 2010 to the members of the Board of Directors, the Fiscal Council and the Statutory Officers

Compensation recognized in the fiscal year 2009

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais , except for the number of members)
Number of members1	8.00	5.00	5.00
Annual fixed compensation	2,188.0	480.0	6,154.2	8,822.2
Salary	2,188.0	480.0	5,199.1	7,867.1
Direct and indirect benefits	-	-	955.1	955.1
Participation in committees	-	-	-	-
Others	-	-	-	-
Variable compensation	-	-	7,137.9	7,137.9
Bonus	-	-	-	-
Profit sharing	-	-	7,137.9	7,137.9
Participation in meetings	-	-	-	-
Commission	-	-	-	-
Others - including long-term variable compensation	-	-	-	-
Post-retirement benefit	-	-	662.9	662.9
Benefits due to the interruption in the exercise of the position	-	-	-	-
Stock-based compensation	-	-	2,086.1	2,086.1
Total compensation	2,188.0	480.0	16,041.2	18,709.2

1	Number of members according to CVM Oficial Letter 3/2010

Estimated compensation for the fiscal year 2010

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais , except for the number of members)
Number of members1	8.00	5.00	5.67
Annual fixed compensation	2,351.0	574.8	7,122.9	10,048.8
Salary	2,351.0	574.8	5,954.8	8,880.7
Direct and indirect benefits	-	-	1,168.1	1,168.1
Participation in committees	-	-	-	-
Others	-	-	-	-
Variable compensation	-	-	9,182.9	9,182.9
Bonus	-	-	-	-
Profit sharing	-	-	9,182.9	9,182.9
Participation in meetings	-	-	-	-
Commission	-	-	-	-
Others - including long-term variable compensation	-	-	-	-
Post-retirement benefit	-	-	710.1	710.1
Benefits due to the interruption in the exercise of the position	-	-	-	-
Stock-based compensation	-	-	2,559.0	2,559.0
Total compensation	2,351.0	574.8	19,575.1	22,500.9

1 Number of members according to CVM Oficial Letter 3/2010

13.3.	Variable compensation in the fiscal year 2009 and estimated compensation for the fiscal year 2010 to the members of the Board of Directors, the Fiscal Council and the Statutory Officers

	Board of Directors	Fiscal Council	Statutory Officers
Number of members 2009	8.00	5.00	5.00
Number of members 2010	8.00	5.00	5.67
Related to bonus
Minimum amount set out in the compensation plan	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A

Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	N/A
Amount effectively recognized in 2009 results	N/A	N/A	N/A
Related to profit sharing
Minimum amount set out in the compensation plan	N/A	N/A	Zero
Maximum amount set out in the compensation plan	N/A	N/A	PS1

Amount set out in the compensation plan for 2009, upon achievement of the targets established2	N/A	N/A	16.9 salaries
Amount effectively recognized in 2009 results (R$ thousand)	N/A	N/A	7,137.9
Amount set out in the compensation plan for 2010, upon achievement of the goals established2	N/A	N/A	16.8 salaries
Estimated amount to be recognized in 2010 results (R$ thousand)	N/A	N/A	9,182.9

1
For the portion related to individual performance, the evaluation typically ranges from 80% to 120% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to the value created in the year, as measured by EVA®.

2	Correponds to the weighted average of the targets established for the Statutory Officers

13.4.	Description of the share compensation plan for the Statutory Officers

a.	General terms and conditions

Since 2003 Ultrapar has adopted a stock ownership plan under which the executive receives the beneficial ownership of preferred shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. The amount of shares to be granted in the stock ownership plan and the selected executives are set by the Board of Directors, with no obligation of an annual grant. The total amount and type of shares to be used in the stock ownership plan are subject to the existence of such shares in treasury. Ultrapar’s Board of Directors does not have a stock ownership plan.

Ultrapar does not have a stock option plan.

b.	Primary purposes of the plan

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

c.	How the plan contributes to the achievement of the purposes

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

d.	How the plan fits into the Company’s compensation policy

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

e.	How the plan aligns the management’s and Company’s interests

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

f.	Maximum number of shares

The total number of shares to be granted under the stock ownership plan is subject to the existence of such shares in treasury. Currently, the number of preferred shares held in treasury is 2,138,772. For information on the shares already granted to the Company’s statutory officers, see “Item 13.6. Share compensation plan - information on shares granted to the Statutory Officers”.

g.	Maximum number of options to be granted

Not applicable.

h.	Conditions for acquisition of shares

Shares are granted to executives in amounts previously set out by the Board of Directors. These shares will remain in treasury for a period that may range from 5 to 10 years, a period in which the executive has only the beneficial ownership of the shares. The transfer of the effective ownership of the shares depends on the completion of the mentioned term and on the maintenance of the relationship between the executive and the Company or its subsidiaries during such period.

i.	Criteria for setting the acquisition or exercise price

Not applicable.

j.	Criteria for setting the exercise period

Not applicable.

k.	Settlement method

Not applicable.

l.	Restrictions to the transfer of shares

The shares granted to executives remain in the Company’s treasury for a term that can range from 5 to 10 years, period in which the executive holds the beneficial ownership of such shares, but not their effective ownership. Shares can only be freely traded upon the termination of the mentioned term and, therefore, upon the transfer of the effective ownership of the shares. See “Item 13.6. Share compensation plan – information on shares granted to the Statutory Officers.”

m.	Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

Not applicable.

n.	Effects of the withdrawal of a member from the Company’s management bodies on the rights set forth in the share compensation plan

The effective transfer of the ownership of the shares is subject to the maintenance of the professional relationship between the executive and the Company or its subsidiaries during the period established in the contract.

13.5.
Number of shares and any other securities convertible into shares issued by the Company, its direct or indirect controlling shareholders, controlled companies or companies under common control, whether directly or indirectly, held in Brazil or abroad, by members of the Board of Directors, the Fiscal Council or the Statutory Executive Officers

Position as of December 31, 2009

	Commom shares	%	Preferred shares	%	Total	%
			(number of shares)
Board of Directors1	14,712,309	30%	114,864	0%	14,827,173	11%
Fiscal Council	-	0%	1,100	0%	1,100	0%
Statutory Officers1	592,246	1%	260,775	0%	853,022	1%
Total	15,304,556	31%	376,739	0%	15,681,295	12%
Total share capital	49,429,897	100%	86,666,102	100%	136,095,999	100%

1 Includes shares beneficially owned by members of the Board of Directors and Statutory Officers through their interest in the controlling company of Ultrapar (Ultra S.A. Participações).

13.6.	Share compensation plan - information about shares granted to the Statutory Officers

Since 2003, Ultrapar has adopted a stock ownership plan to the Statutory Officers and the non-statutory officers under which the executive receives the beneficial ownership of preferred shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Ultrapar’s Board of Directors does not have a stock ownership plan. In addition, Ultrapar does not have a stock option plan. The table below presents a summary of the information on shares granted to statutory officers by December 31, 2009:

Body				Statutory Officers
Number of members				5.00
Granting date1	17-Dec-03	4-Oct-04	14-Dec-05	9-Nov-06	12-Dec-07	7-Oct-08	15-Dec-09
Number of shares granted	59,800	23,575	5,000	33,400	25,000	104,000	10,000
					1/3 in Nov-2012	1/3 in Sep-2013	1/3 in Nov-2014
Period for the share effective ownership to be transferred	Nov-2013	Sep-2014	Nov-2015	Oct-2016	1/3 in Nov-2013	1/3 in Sep-2014	1/3 in Nov-2015
					1/3 in Nov-2014	1/3 in Sep-2015	1/3 in Nov-2016
Price assigned to the shares granted (R$)	30.32	40.78	32.83	46.50	64.70	39.97	83.00

1 Includes shares granted from 2004 to 2006 to certain officers who were not statutory officers at the granting date

Assuming that the amount of shares granted will follow the standards of previous years, we estimate that 57,000 additional shares will be granted to Statutory Officers in 2010.

13.7.	Stock options outstanding

Ultrapar does not have a stock option plan.

13.8.	Stock options exercised and shares granted in connection with the share remuneration plan of the Statutory Officers

In relation to the share remuneration plan, in 2009 (i) the beneficial ownership of 10,000 shares was granted to Statutory Officers and (ii) there was no transfer of the effective ownership of shares. Additionally, Ultrapar does not have a stock option plan.

13.9.	Information necessary for the understanding of items 13.6 to 13.8

The price assigned to the shares granted corresponds to the Company’s share price at the granting date. Ultrapar does not have a stock option plan.

13.10.	Pension plans of the members of the Board of Directors and Statutory Officers

Body	Board of Directors	Statutory Officers
(in thousands of reais , except for the number of members)
Number of members	8.00	5.00
Name of the Plan	N/A	ULTRAPREV – Associação de Previdência Complementar - Defined Contribution Plan

Number of members who qualify for retirement ¹	N/A	3
		- 55 years old
		- Minimum 5 years of employment with the sponsor
Conditions for early retirement	N/A	- Minimum 5 years of participation in the plan
		- Termination of employment with the sponsor

Adjusted amount of the accumulated contributions to the private pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the members²	N/A	3,851.3

Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to the contributions made directly by the members	N/A	538.0

Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

1	Managers who meet the age, time of employment and time of participation conditions. Termination of employment is required for retirement.
2	Total amount of the contributions made by the sponsor since adhesion to the plan, plus return.

13.11.	Average compensation of the Board of Directors, Fiscal Council and Statutory Officers in 2009

Body	Number of members	Higher individual compensation	Lower individual compensation	Average individual compensation
	(in thousands of reais , except for the number of members)
Board of Directors	8.00	796.0	176.0	273.5
Fiscal Council	5.00	100.8	93.6	96.0
Statutory Officers	5.00	4,327.9	2,061.3	3,208.2

13.12.	Agreements, insurance policies or other instruments that provide for compensation or indemnification mechanisms for the management in the event of removal from position or retirement

The subsidiary Ipiranga has a planned retirement policy in order to prepare each professional to retirement and to structure succession plans in the company. For 2009, the value related to post-retirement benefit resulting from this policy, mainly consisting of an additional compensation for the executive, only applies to Ultrapar’s statutory officer who manages Ipiranga. Currently, Ultrapar analyzes the adoption of a similar plan for its other subsidiaries.

13.13.
Percentage of the overall compensation payable to each body recognized in the Company’s results related to the members of the Board of Directors, the Fiscal Council or the Statutory Officers who are related parties of the controlling shareholders

The percentage of the compensation of members of the Board of Directors and of the Statutory Officers who are related parties of the controlling shareholders on the overall compensation paid to such bodies in 2009 were 60% and 27%, respectively.

13.14.
Amounts recognized in the Company’s results as compensation to members of the Board of Directors, the Fiscal Council or the Statutory Officers, aggregated by body, for any reason other than the position held by such members

The members of the Board of Directors, the Fiscal Council and the Statutory Officers did not receive any compensation other than the compensation for to the position held by such members in the Company or in its subsidiaries, except for a member of the Board of Directors who provided services to Oxiteno in the total amount of R$ 36 thousand in 2009.

13.15.
Amounts recognized in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation to the members of the Company’s Board of Directors, the Fiscal Council or the Statutory Officers

	Statutory Officers
	Companhia Ultragaz S/A	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S/A	Ipiranga Produtos de Petróleo S/A	Empresa Carioca de Produtos Químicos S/A	Oxiteno S/A Indústria e Comércio	Oxiteno Nordeste S/A Indústria e Comércio	Total
	(in thousands of reais )
Fixed annual compensation 1	1,354.0	964.7	89.7	1,515.0	455.9	1,259.1	515.8	6,154.2
Variable compensation	2,020.0	1,347.9	-	1,668.8	267.3	1,185.0	648.9	7,137.9
Post-retirement benefit	155.1	-	-	252.1	-	255.7	-	662.9
Benefits due to the interruption in the
exercise of the position	-	-	-	-	-	-	-	-
Stock-based compensation	932.8	-	-	730.2	-	423.1	-	2,086.1
Total compensation	4,461.9	2,312.6	89.7	4,166.0	723.2	3,123.0	1,164.8	16,041.2

1 Includes health care plan, group life insurance, physical check-up, among others

The whole compensation of Statutory Officers is supported by subsidiaries or controlled companies as a result of to their activities as managers of such companies. Total compensation of the Board of Directors and of the Fiscal Council is supported by the Company.

13.16.	Other information deemed relevant by the Company

Not applicable.

Item 3

    ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

In compliance with the information required by Article 10 of CVM Instruction nr 481/2009, Ultrapar Participações S.A. (“Ultrapar” or “Company”) presents below the information required in items 12.6 to 12.10 of its annual form (“Formulário de Referência”), related to the candidates nominated or supported by the management or controlling shareholders.

12.	Annual General Meeting and Management

12.6.	Information about the candidates for the Board of Directors and the Fiscal Council indicated or supported by the controlling shareholders

Board of Directors

Name	Age	Profession	CPF	Elective position held	Election and investiture date	Term of office	Other positions held in the issuer	Elected by the controlling shareholder
Paulo Guilherme Aguiar Cunha	70	Engineer	008.255.498-68	Member of the Board of Directors	4/29/09	Until next AGM	-	Yes

Lucio de Castro Andrade Filho	65	Engineer	061.094.708-72	Member of the Board of Directors	4/29/09	Until next AGM	-	Yes

Ana Maria Levy Villela Igel	67	Translator and interpreter	513.400.208-82	Member of the Board of Directors	4/29/09	Until next AGM	-	Yes

Nildemar Secches	61	Engineer	589.461.528-34	Member of the Board of Directors	4/29/09	Until next AGM	-	Yes

Paulo Vieira Belotti	77	Engineer	001.388.357-72	Member of the Board of Directors	4/29/09	Until next AGM	-	Yes

Olavo Egydio Monteiro de Carvalho	68	Engineer	007.260.107-82	Member of the Board of Directors	4/29/09	Until next AGM	-	Yes

Fiscal Council

Name	Age	Profession	CPF	Elective position held	Election and investiture date	Term of office	Other positions held in the issuer	Elected by the controlling shareholder
Flavio César Maia Luz	58	Engineer	636.622.138-34	Member of Fiscal Council	4/29/09	Until next AGM	-	Yes
Mario Probst	56	Business administrator	029.415.318-74	Member of Fiscal Council	4/29/09	Until next AGM	-	Yes
Raul Murgel Braga	85	Lawyer	004.612.707-06	Member of Fiscal Council	4/29/09	Until next AGM	-	Yes
Márcio Augustus Ribeiro	55	Engineer	006.211.088-80	Alternate member of Fiscal Council	4/29/09	Until next AGM	-	Yes
Katuyoshi Utiyama	68	Engineer	065.361.828-04	Alternate member of Fiscal Council	4/29/09	Until next AGM	-	Yes
Pedro Ozires Predeus	65	Accountant	005.474.508-00	Alternate member of Fiscal Council	4/29/09	Until next AGM	-	Yes

12.7.
Information about the members of statutory committees, the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not established by the Bylaws

Not applicable.

12.8.	Information about the management and members of the Fiscal Council, providing:

a.	Résumé

i.	Main professional experience over the last 5 years:

Board of Directors

Paulo Guilherme Aguiar Cunha

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Chief Executive Officer (1981-2006) • Chairman of the Board of Directors (1998-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Ultra S.A. – Participações	• Chairman of the Board of Directors (1999-current)	Controlling shareholder of Ultrapar
ABIQUIM - Associação Brasileira da Indústria Química	• Vice-President (1983-2006)	Chemical industry association
FIESP - Federação das Indústrias do Estado de São Paulo	• Member of the Superior Council of Economy (1986-current) • Member of the Consultative Council of Industry (1999-current) • Member of the Strategic Superior Council (2008-current)	Association for economic and industrial sectors

Monteiro Aranha S.A.	• Member of the Board of Directors (1997-current)	Holding company with shareholding position higher than 5% of the Company’s common shares
Insper – IBMEC São Paulo	• Board member of the Consultative Council (1999-current)	Education
IPT– Instituto de Pesquisas Tecnológicas	• Member of the Board (2000-2006) • Member of the Board (2007-current)	Technological research institute
PUC-RJ	• Member of the Development Board (2004-current)	Education
IEDI – Instituto de Estudos para o Desenvolvimento Industrial	• Founder and member of the Board of Directors (1990-current)	Education

Lucio de Castro Andrade Filho

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Vice-President (1982-2006) • Vice-chairman of the Board of Directors (1998-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Ultra S.A. - Participações	• Director (1982-2010) • Member of the Board of Directors (1982-current)	Controlling shareholder of Ultrapar
Ultragaz Participações Ltda.	• Director (1994-2007)	Holding (part of the Company’s economic group)
Ultracargo - Operações Logísticas e Participações Ltda	• Director (1997-2007)	Holding (part of the Company’s economic group)
Oxiteno Nordeste S.A – Indústria e Comércio	• Member of the Board of Directors (1997-2007)	Chemical industry (part of the Company’s economic group)
Terminal Químico de Aratu S.A. - Tequimar	• Member of the Board of Directors (1988-2007, elected Chairman in 2006)	Storage for liquid bulk cargo (part of the Company’s economic group)
Associação Arte Despertar	• Board member of the Consultative Council (2005-2009)	Education
Green Capital	• Board member of the Consultative Council (2009-current)	Management of private equity funds

Ana Maria Levy Villela Igel

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (1999-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Ultra S.A. - Participações	• Member of the Board of Directors (1988-current)	Controlling shareholder of Ultrapar
Associação Bi Cultural Alumni	• Counselor and Vice-President (1991-2007)	Education
Ação Comunitária do Brasil	• President (2006-2009)	Education and Culture

Nildemar Secches

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2002-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Empresas Perdigão (current Brasil Foods S.A.)	• Chief Executive Officer (1995-2008) • Chairman of the Board of Directors (2007-current)	Food industry
Weg S.A.	• Member of the Board of Directors (1997-current, and Chairman of the Board of Directors from October 2004 to April 2008)	Manufacturing and trading of engines, electrical equipment and coatings
Suzano Papel e Celulose	• Member of the Board of Directors (2008-current)	Pulp and paper industry
Grupo Iochpe-Maxion Holding Industrial	• Member of the Board of Directors (2004-2010)	Industrial holding

Paulo Vieira Belotti

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (1998-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo

Olavo Egydio Monteiro de Carvalho

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2002-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Associação Comercial do Rio de Janeiro	• President (2005-2009)	Trade association
Conselho Empresarial Rio 2016	• President of the Board (2007-current)	leadership among business people to raise funds and support the election of Rio de Janeiro as the host city of 2016 Olympic games
Monteiro Aranha S.A.	• Chairman of the Board of Directors (1996-current)	Holding company with shareholding position higher than 5% of the Company’s common shares
Geociclo Biotecnologia S.A.	• Chairman of the Board of Directors (current)	Company dedicated to environmental solutions for the treatment of organic and minerals wastes, producing organic fertilizers
Conselho Municipal de Desenvolvimento - COMUDES	• Member of the Board (2009-current)
Institution focused on the discussion and the improvement of projects that aim at the economic and social development of the city of Rio de Janeiro and on the monitoring of the implementation of these projects

Klabin S.A.	• Member of the Board of Directors (1979-current)	Production, export and recycling of paper

Fiscal Council

Effective (non-alternate) members

Flavio César Maia Luz

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• President of the Fiscal Council (2005-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Cofra Latin America - Grupo C&A	• Corporate and Financial Vice-president(2001-current)	Apparel segment – retail
Banco Ibi S.A.	• Chief Executive Officer (2009)	Multiple bank with authorization to operate with the commercial and credit portfolios, finance and investment
Redevco do Brasil	• Chief Executive Officer (2006-2007)	Real estate company with businesses in the allotment, residential buildings, commercial complexes and malls segments

Mario Probst

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Fiscal Council (2005-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Odontoprev S.A.	• Member of the Fiscal Council	Publicly traded company that provides dental plans
Gafisa S.A.	• Secretary of the Audit Committee	Publicly traded company involved in the real estate sector
Banco Ibi S.A.	• Alternate member of the Fiscal Council	Multiple bank with authorization to operate with the commercial and credit portfolios, finance and investment
Companhia Brasileira de Distribuição	• Member of the Fiscal Council	Publicly traded company in the retail sector
KPMG Auditores Independentes	• Partner, currently retired	Auditing

Raul Murgel Braga

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Fiscal Council (2005-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Globex Utilidades S.A.	• President of the Fiscal Council (until 2005)	Publicly traded company with retail activities
-	• Lawyer	-

Alternate members

Márcio Augustus Ribeiro

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Frigorífico Prieto Ltda	• Administration and finance director (2008-current)	Food segment
Sobral Invicta S.A.	• Administration and finance director (2002-2008)	House wares

Katuyoshi Utiyama

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
-	• Management consultant	-

Pedro Ozires Predeus

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Grupo Iochpe-Maxion	• Member of the Audit Committee	Industrial holding
PriceWaterhouseCoopers	• Retired partner	Audit
Aços Villares from Grupo Gerdau	• Member of the Fiscal Council	Publicly traded company that operates in steel sector
Total Alimentos	• Member of the Fiscal Council	Food segment
-	• Member of Deliberative and Fiscal Council	Religious and social assistance organization

ii.	management positions, currently of formerly held, in publicly traded companies

Board of Directors

Paulo Guilherme Aguiar Cunha

-	Ultrapar Participações S.A. - Chief Executive Officer, President of the Board of Directors
-	Monteiro Aranha S.A. - Member of the Board of Directors
-	Melamina Ultra S.A. - Director
-	Oxiteno S.A. Indústria e Comércio - Director, Managing Director, Chief Executive Officer
-	Oxiteno Nordeste S.A. Indústria e Comércio - Managing Director, Chief Executive Officer
-	BNDES Participações S.A. (BNDESPAR) - Member of the Board of Directors
-	COPENE – Petroquímica do Nordeste S.A. - Member of the Board of Directors
-	CSN - Cia Siderúrgica Nacional - Member of the Board of Directors

Lucio de Castro Andrade Filho

-	Ultrapar Participações S.A. - Vice-President, Vice-chairman of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Alternate member of the Board of Directors, Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Alternate member of the Board of Directors, Member of the Board of Directors
-	Ultraquímica Participações S.A. - Vice-chairman of the Board of Directors
-	Terminal Químico de Aratu S.A. - Tequimar - Member of the Board of Directors, Chairman of the Board of Directors

Ana Maria Levy Villela Igel

-	Ultrapar Participações S.A. - Member of the Board of Directors

Nildemar Secches

-	Ultrapar Participações S.A. - Member of the Board of Directors
-	Empresas Perdigão (current Brasil Foods S.A.) - Chief Executive Officer, Chairman of the Board of Directors
-	Weg S.A. - Member of the Board of Directors
-	Suzano Papel e Celulose S.A. - Member of the Board of Directors
-	Grupo Iochpe-Maxion Holding Industrial - Corporate Director and Member of the Board of Directors

Paulo Vieira Belotti

-	Ultrapar Participações S.A. - Member of the Board of Directors
-	Petrobras Distribuidora S.A. - President
-	Petroquisa - Petrobras Química S.A. - President
-	Petróleo Brasileiro S.A. (Petrobras) - Director
-	Nordon Indústrias Metalúrgicas S.A. - Member of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Member of the Board of Directors

Olavo Egydio Monteiro de Carvalho

-	Ultrapar Participações S.A.- Member of the Board of Directors
-	Klabin S.A. - Member of the Board of Directors
-	Monteiro Aranha S.A - Chairman of the Board of Directors
-	Ericsson Telecomunicações S.A - Chairman of the Board of Directors
-	Matel Tecnologia de Teleinformática S.A. (MATEC) - Chairman of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Member of the Board of Directors

Fiscal Council

Flavio César Maia Luz

-	Ultrapar Participações S.A. - Member of the Fiscal Council
-	Eletropaulo S.A. - Executive Officer, Vice-president of the Board of Directors
-	Duratex S.A. - Vice-President

Mario Probst

-	Ultrapar Participações S.A. - Member of the Fiscal Council
-	Gafisa S.A. - Secretary of the Audit Committee
-	Banco Ibi S.A. - Alternate member of the Fiscal Council
-	Odontoprev S.A. - Member of the Fiscal Council
-	Companhia Brasileira de Distribuição - Member of the Fiscal Council

Raul Murgel Braga

-	Ultrapar Participações S.A. - Member of the Fiscal Council
-	Globex Utilidades S.A. - President of the Fiscal Council
-	Oxiteno S.A. Indústria e Comércio - Member of the Board of Directors

Alternate members of the Fiscal Council

Márcio Augustus Ribeiro

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council
-	Sobral Invicta S.A. - Administration and finance director

Katuyoshi Utiyama

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council , executive positions

Pedro Ozires Predeus

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council
-	Grupo Iochpe-Maxion - Member of the Audit Committee
-	Aços Villares from Grupo Gerdau - Member of the Fiscal Council

b.	Events which have occurred over the last 5 years, related to:

i.	any criminal sentence
ii.	any sentence in administrative proceeding by CVM and the penalties applied
iii.	any final and unappealable sentence, at legal or administrative level, which has suspended or disqualified the candidate in connection with the performance of any professional or business activity

Management and members of Fiscal Council informed the Company that there were no criminal sentences, in administrative proceeding by CVM or any other legal or administrative sentence that has suspended their ability or unqualified them to perform any professional or business activity.

12.9.	Marital relationship, stable union or family relationship up to the second degree between:

a.	the Company’s officers and directors

Not applicable.

b.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect

Not applicable.

c.	(i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders

Family relationships between the Company’s or its subsidiaries’ officers and directors, whether direct or indirect, and the Company’s direct or indirect controlling shareholders are shown below:

Paulo Guilherme Aguiar Cunha

Name	Family relationship	Company's name
Ana Paula de Queiroz Cunha	Daughter	Ultra S.A. Participações shareholder
Pedro Augusto de Queiroz Cunha	Son	Ultra S.A. Participações shareholder
Guilherme de Queiroz Cunha	Son	Ultra S.A. Participações shareholder
Eduardo Queiroz Cunha	Son	Ultra S.A. Participações shareholder

Lucio de Castro Andrade Filho

Name	Family relationship	Company's name
Ana Maria Levy Villela Igel	Mother-in-law	Ultra S.A. Participações shareholder
Joyce Igel de Castro Andrade	Wife	Ultra S.A. Participações shareholder
Roberto de Castro Andrade	Son	Ultra S.A. Participações shareholder
Betina de Castro Andrade Gasparian	Daughter	Ultra S.A. Participações shareholder
Rogério Igel	Brother-in-law	Ultra S.A. Participações shareholder
Márcia Igel Joppert	Sister-in-law	Ultra S.A. Participações shareholder
Fábio Igel	Brother-in-law	Ultra S.A. Participações shareholder

Ana Maria Levy Villela Igel

Name	Family relationship	Company's name
Lucio de Castro Andrade Filho	Son-in-law	Ultra S.A. Participações shareholder
Fábio Igel	Son	Ultra S.A. Participações shareholder
Márcia Igel Joppert	Stepdaughter	Ultra S.A. Participações shareholder
Rogério Igel	Stepson	Ultra S.A. Participações shareholder
Joyce Igel de Castro Andrade	Stepdaughter	Ultra S.A. Participações shareholder

d.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect

Not applicable.

12.10.	Subordination, service rendering or control relationships kept, over the last 3 fiscal years, between the Company’s management and:

a.	any of the Company’s direct or indirect subsidiaries

The member of the Board of Directors Paulo Vieira Belotti provided consulting services to the subsidiaries Oxiteno S.A. Indústria e Comércio and Oxiteno Nordeste S.A. Indústria e Comércio in the last 3 fiscal years.

b.	any of the Company’s direct or indirect controlling shareholders

The members of the Board of Directors Paulo Guilherme Aguiar Cunha, Lucio de Castro Andrade Filho and Ana Maria Levy Villela Igel are shareholders of Ultra S.A. Participações, Ultrapar’s controlling shareholder.

c.	if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2010

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Manual for shareholders' participation, management compensation, members of the Board of Directors and of the Fiscal Counsil appointed by the controlling shareholder)